Room 4561

July 6, 2006

Paul Egan
President
FreeStar Technology Corporation
60 Lower Baggot Street
Dublin 2 Ireland

> **Re:** **FreeStar Technology Corporation**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended September 30, 2005,**
> **December 31, 2005 and March 31, 2006**
> **File No. 0-28749**

Dear Mr. Egan:

We have reviewed the above referenced filings and your correspondence dated December 20, 2005 and have the following comments.

Consolidated Statements of Operations

1. Refer to your response to comment 3 of our letter dated July 19, 2005 and revise your financial statements to classify software related amortization within cost of revenue. Additionally, to the extent that depreciation of assets used to generate sales is excluded from cost of revenue, revise to reclassify such expenses within cost of revenue or, alternatively, provide disclosures in accordance with SAB Topic 11B.

Controls and procedures

2. Within your discussion of disclosure controls and procedures, we note your references to "reasonable assurance" and a paragraph describing the inherent limitations in all controls systems. Expand future filings to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives. In the alternative, remove the references to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen G. Krikorian
Branch Chief - Accounting